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Exhibit 99.1

DragonWave Reports First Quarter Fiscal Year 2018 Results

        OTTAWA, CANADA – July 12, 2017 – DragonWave Inc. (TSX:DRWI; NASDAQ:DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for the first quarter of fiscal year 2018. All figures are in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

        Revenue for the first quarter of fiscal year 2018 was $9.0 million, compared with $8.0 million in the fourth quarter of fiscal year 2017.

        Gross profit before inventory provisions was 27.8% in the first quarter of fiscal year 2018, compared to 22.3% in the fourth quarter of fiscal year 2017. There was no inventory provision taken in the first quarter of fiscal year 2018, while there was a $0.4 million inventory provision taken in the fourth quarter of fiscal year 2017.

        See "Non-GAAP Financial Measures" below for the most directly comparable measure to gross profit before inventory provisions when calculated in accordance with GAAP and presented in DragonWave's financial statements.

        Operating expenses in the first quarter of the current fiscal year decreased to $6.6 million from $6.7 million in the fourth quarter of fiscal year 2017.

        Net loss attributable to shareholders in the first quarter of fiscal year 2018 was ($4.3) million or ($0.52) per basic and diluted share. This compares to a net loss attributable to shareholders of ($3.9) million or ($0.60) per basic and diluted share in the fourth quarter of fiscal year 2017.

        "At the end of May we communicated that we had engaged Alvarez & Marcel Canada ULC to advise us with the identification and assessment of strategic alternatives in relation to short term liquidity and difficult operating conditions." said DragonWave President & CEO Peter Allen, "We are pursuing what has emerged from this work, and expect to be able to report on the forward plan in the near term."

        Cash and cash equivalents totaled $3.9 million at the end of the first quarter of fiscal year 2018, compared to $4.1 million at the end of the fourth quarter of fiscal year 2017.

Webcast and Conference Call Details:

        The DragonWave management team will discuss the results on a webcast and conference call beginning at 8:30 a.m. Eastern Time on July 13, 2017.

        The live webcast and presentation slides will be available at the Investor Relations section of the DragonWave website at: http://investor.dragonwaveinc.com/events.cfm

        An archive of the webcast will be available at the same link.

        Conference call dial-in numbers:

    Toll-free North America Dial-in: (877) 312-9202

    International Dial-in: (408) 774-4000

About DragonWave

        DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters are located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

        DragonWave® is a registered trademark of DragonWave Inc.

Non-GAAP Financial Measures

        This press release contains certain information that is not consistent with financial measures prescribed under GAAP. We break out "Gross profit before inventory provisions" as this measure allows management to evaluate our operational performance and compare to prior periods more effectively. "Gross profit before inventory provisions" does not have any standardized meaning prescribed by GAAP, it is therefore unlikely to be comparable to similar measures presented by other issuers and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We believe that it is useful to compare gross profit results without the impact of inventory provisions, since our inventory provisions generally relate to technical obsolescence and excess due to market changes. We believe this non-GAAP measure also provides investors with a better ability to understand our operational performance. We calculate "Gross profit before inventory provisions" consistently over each fiscal period.

        The most directly comparable GAAP measure presented in our consolidated financial statements for the three months ended May 31, 2017 to "Gross profit before inventory provisions" is "Gross profit".

Forward-Looking Statements

        Certain statements in this release constitute forward-looking statements or forward-looking information as defined by applicable securities laws. Forward-looking statements include statements as to DragonWave's restructuring efforts, efforts to reduce operating expenses and address working capital, and identification and assessment of strategic alternatives in relation to short term liquidity requirements. These statements are subject to certain assumptions, risks and uncertainties, including DragonWave's ongoing efforts to manage cash flows and liquidity.

        Forward-looking statements are provided to help external stakeholders understand DragonWave's expectations as of the date of this release and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on such statements. DragonWave's actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements, as a result of the risks identified above as well as other risks identified in our publicly filed documents. Material risks and uncertainties relating to our business are described under the heading "Risks and Uncertainties" in the MD&A dated July 12, 2017 and in the Company's Annual Information Form and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Investor Contact: Patrick Houston CFO DragonWave Inc. investor@dragonwaveinc.com Tel: +1-613-599-9991 ext 2278	Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts
(Unaudited)

	As at May 31, 2017	As at February 28, 2017
Assets
Current Assets
Cash and cash equivalents	3,852	4,073
Trade receivables	11,555	11,876
Inventory	19,006	21,415
Other current assets	1,939	1,791

	36,352	39,155
Long-term Assets
Property and equipment	2,150	2,517
Intangible assets	266	336

	2,416	2,853
Total Assets	38,768	42,008

Liabilities
Current Liabilities
Debt facility	16,982	17,030
Accounts payable and accrued liabilities	25,175	25,206
Deferred revenue	892	539
Deferred tax liability	—	148

	43,049	42,923
Long-term Liabilities
Deferred revenue	384	435
Warrant liability	385	1,090

	769	1,525
Commitments and contingencies
Shareholders' Deficiency
Capital stock	231,561	229,995
Contributed surplus	10,646	10,503
Deficit	(238,450)	(234,113)
Accumulated other comprehensive loss	(9,618)	(9,618)

Total Shareholders' Deficiency	(5,861)	(3,233)
Non-controlling interest	811	793

Total Deficiency	(5,050)	(2,440)
Total Liabilities and Deficiency	38,768	42,008

Shares issued and outstanding	8,504,615	7,305,219

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Expressed in US $000's except share and per share amounts
(Unaudited)

	Three months ended
	May 31, 2017	May 31, 2016
REVENUE
Hardware and other	7,350	8,622
Services	1,641	3,923

	8,991	12,545

COST OF SALES
Hardware and other	5,855	6,719
Services	635	1,934

	6,490	8,653

Gross profit	2,501	3,892

EXPENSES
Research and development	1,899	2,109
Selling and marketing	1,581	2,021
General and administrative	3,133	3,131

	6,613	7,261

Loss before other items	(4,112)	(3,369)
Amortization of deferred financing cost	(154)	—
Amortization of intangible assets	(74)	(90)
Accretion expense	(1)	(35)
Interest expense	(425)	(382)
Warrant issuance expenses	—	(92)
Change in fair value of warrant liability	705	244
Foreign exchange loss	(253)	(152)

Loss before income taxes	(4,314)	(3,876)
Income tax expense	5	162

Net loss and comprehensive loss	(4,319)	(4,038)
Net income attributable to non-controlling interest	(18)	(62)

Net loss and comprehensive loss attributable to shareholders	(4,337)	(4,100)
Net loss and comprehensive loss per share
Basic and diluted	(0.52)	(1.23)
Weighted average shares outstanding
Basic and diluted	8,282,614	3,346,378

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  Exhibit 99.1
DragonWave Reports First Quarter Fiscal Year 2018 Results
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS Expressed in US $000's except share and per share amounts (Unaudited)